Exhibit 99.2

CHAMBERS STREET PROPERTIES AND GRAMERCY PROPERTY TRUST TO MERGE,

CREATING A PREMIER NET LEASE REIT

Gordon DuGan to be CEO; Charles Black to be Non-Executive Chairman

Combined Company Will Have Enterprise Value of $5.7 Billion, Creating Larger, More Diversified Portfolio with Increased Financial Strength

Well Positioned for Value Creation through Continued Growth in Earnings

Transaction Expected to Generate $15 Million of Estimated Annual Gross G&A Savings

PRINCETON, NJ & NEW YORK, NY – July 1, 2015 – Chambers Street Properties (NYSE:CSG) (“Chambers Street”) and Gramercy Property Trust Inc. (NYSE:GPT) (“Gramercy”) today announced that they have entered into a definitive agreement to merge, creating the largest industrial and office net lease real estate investment trust, with an expected enterprise value of approximately $5.7 billion. The Board of Trustees of Chambers Street and the Board of Directors of Gramercy have unanimously approved the merger agreement and the transaction.

Under the terms of the agreement, Gramercy shareholders will receive 3.1898 shares of Chambers Street for each share of Gramercy common stock they own. Upon closing, Chambers Street shareholders will own approximately 56% and Gramercy shareholders will own approximately 44% of the combined company. The stock-for-stock transaction is expected to be tax-free to shareholders.

The combination brings together two complementary portfolios focused on industrial and office real estate, comprising 288 properties and 52 million square feet in major markets throughout the U.S. and Europe. The combined company is expected to have larger size and scale, broader tenant diversification, increased financial flexibility, and a more efficient operating platform to drive growth. The Gramercy management team will lead the combined company, with Gordon F. DuGan as Chief Executive Officer, Benjamin P. Harris as President and Jon W. Clark as Chief Financial Officer. Martin A. Reid, Chambers Street’s Interim President and Interim Chief Executive Officer, and Chief Financial Officer, will be Head of Transition of the combined company.

The combined company will have a ten-person board consisting of five trustees designated by Chambers Street and five trustees designated by Gramercy. Charles E. Black, currently chairman of the Chambers Street Board, will be the non-executive board chairman and Mr. DuGan will also serve as a director of the combined company. The combined company will retain the Gramercy name and is expected to continue to trade on the New York Stock Exchange under Gramercy’s current ticker symbol. The merger is expected to close in the fourth quarter of 2015, and is subject to customary closing conditions, including approval of the transaction by shareholders of both companies.

Mr. Black stated, “We’re thrilled to combine with Gramercy to create an industry leader well positioned for long-term growth. We believe the Gramercy management team has an unparalleled track record of value creation, exceptional operating expertise and deep experience repositioning, releasing and optimizing asset portfolios. Since Gordon became CEO of Gramercy, he and his team have delivered total shareholder return of more than 140%, making Gramercy the top-performing U.S. REIT over that time period. We are pleased to have the opportunity to combine two complementary portfolios and join with the Gramercy management team whom we are confident will continue to drive market-leading returns for shareholders.”

Mr. DuGan, CEO of Gramercy stated, “This strategic combination is the next logical step for Gramercy in creating a best-in-class net lease REIT. We expect that combining with Chambers Street will create a market leader with greater scale, broader tenant and geographic diversification across the United States and Europe, and additional financial flexibility. With a larger and more diverse platform, we believe the new Gramercy will be better positioned to pursue larger acquisition opportunities, which we anticipate going forward.”

The merger of Chambers Street and Gramercy is expected to create a number of significant operational and financial benefits, including:

•	GREATER SIZE AND SCALE. The combined company will create a leading industrial and office net lease REIT with 288 properties and 52 million of square feet focused in major markets throughout the U.S. and Europe. The combined company’s greater scale, financial flexibility and portfolio diversification are expected to enhance its ability to pursue larger opportunities, improve future earnings predictability and increase its flexibility to recycle capital over time.

•	INCREASED PORTFOLIO DIVERSIFICATION; HIGH-QUALITY TENANT BASE. The top ten tenants of the combined company will represent less than 30% of total annualized base rent with no one tenant representing more than 7.5%. Eighty-five percent of the combined company’s real estate assets will be in target markets, such as New York/New Jersey, Dallas, Baltimore/Washington, D.C., Los Angeles and South Florida. The combined portfolio will have an average lease term of more than seven years and 43% of its tenants will be investment grade.

•	INCREASED FINANCIAL STRENGTH AND FLEXIBILITY. As a larger entity, the combined company is expected to have greater and more cost-effective access to capital, a stronger balance sheet, a better ability to absorb market cycles and a stronger and more predictable earnings and dividend growth trajectory. Additionally, the combined company will have a higher unencumbered asset base, giving it enhanced flexibility to sell assets and reposition portions of the portfolio with minimal prepayment expense.

•	MORE EFFICIENT OPERATING PLATFORM AND COST SAVINGS. With a greatly expanded asset base and operating platform and minimal additional administrative expenses, the combined company will be significantly more efficient compared to its asset base. The combination is expected to realize approximately $15 million in run-rate annual cost synergies by the end of 2016.

•	SEASONED AND PROVEN LEADERSHIP TEAM WITH STRONG TRACK RECORD OF GROWTH AND COMMITMENT TO CORPORATE GOVERNANCE. Gramercy’s industry-leading total shareholder returns include a dividend that has grown approximately 43% since it was reinstated in the second quarter of 2014. In addition, Gramercy’s Core FFO per share grew 126% year-over-year from the first quarter of 2014 through the first quarter of 2015. Gramercy’s management team is also committed to high corporate governance standards and has waived their change of control provisions in order to maintain their long term incentive plans, which align their interests with shareholders.

Each company intends to continue its current dividend policy until the close of the transaction. Following the close of the transaction, the new company expects its dividend payout ratio to be lower than the current Chambers Street payout ratio and higher than the current Gramercy payout ratio.

Following the close of the transaction, the combined company also intends to pursue the disposition of certain suburban office properties in order to reduce the level of these holdings to approximately 25% of its total portfolio over the long term, in line with Gramercy’s stated targets. In addition, the combined company expects to continue to be an active acquirer of single-tenant net leases and properties. It also intends to accelerate the growth of its European operations.

Advisors

J.P. Morgan Securities LLC served as financial advisor to Chambers Street and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Clifford Chance US LLP served as legal advisors to Chambers Street. Morgan Stanley served as financial advisor to Gramercy and Wachtell, Lipton, Rosen & Katz and Morgan, Lewis & Bockius served as legal advisors to Gramercy.

Conference Call

A conference call to discuss this announcement will be held at 8:30 a.m. EDT July 1, 2015. The call will be broadcast live over the Internet and can be accessed through the Gramercy and Chambers Street websites at www.gptreit.com and www.chambersstreet.com. The call will also be accessible via telephone by dialing (866) 547-1509 (domestic) or (920) 663-6208 (international); Passcode: 76137174. The audio transmission with the slide presentation will be available on both websites for replay within two to three hours following the live broadcast, and can be accessed by dialing (800) 585-8367 (domestic) or (404) 537-3406 (international); Passcode: 76137174.

About Chambers Street Properties

Chambers Street is a real estate investment trust focused on acquiring, owning and operating net leased industrial and office properties, leased to creditworthy tenants. As of March 31, 2015, Chambers Street owned or had a majority interest in 127 properties located across 19 U.S. states, France, Germany, and the United Kingdom encompassing approximately 37.6 million rentable square feet.

About Gramercy Property Trust

Gramercy Property Trust Inc. is a leading global investor and asset manager of commercial real estate. Gramercy specializes in acquiring and managing single-tenant, net-leased industrial and office properties purchased through sale-leaseback transactions or directly from property developers and owners. Gramercy focuses on income-producing properties leased to high-quality tenants in major markets in the United States and Europe.

Contacts

For Chambers Street Properties:

Investors

Heather Gentry

(609) 683-4900

Heather.Gentry@CSPREIT.com

Media

Lex Suvanto/Trevor Gibbons

Edelman

(212) 729-2463

For Gramercy Property Trust:

Investors

Jon W. Clark

Chief Financial Officer

(212) 297-1000

Media

Hugh Burns/Brandy Bergman/Nathaniel Garnick

Sard Verbinnen & Co

(212) 687-8080

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this communication, Chambers Street Properties (“Chambers Street”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Chambers Street and Gramercy Property Trust Inc. (“Gramercy”) that also constitutes a preliminary prospectus of Chambers Street. After the registration statement is declared effective, Chambers Street and Gramercy will mail a definitive proxy statement/prospectus to stockholders of

Gramercy and shareholders of Chambers Street. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Chambers Street or Gramercy may file with the SEC and send to Chambers Street’s and/or Gramercy’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHAMBERS STREET AND GRAMERCY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed by Chambers Street and Gramercy with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Gramercy with the SEC will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed by Chambers Street with the SEC will be available free of charge on Chambers Street’s website at www.chamberstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

Chambers Street and Gramercy and their respective trustees/directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.